UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13G/A


               Under the Securities and Exchange Act of 1934
                             (Amendment No. 3)

                      American Retirement Corporation
           ----------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                   --------------------------------------
                       (Title of Class of Securities)

                                028913-10-1
                          -----------------------
                               (CUSIP Number)

                             December 31, 2002
                   --------------------------------------
           Date of Event Which Requires Filing of this Statement

   Check the appropriate box to designate the rule pursuant to which this
                            Schedule is filed:

            / / Rule 13d-1(b) /X/Rule 13d-1(c) / / Rule 13d-1(d)

CUSIP No.  028913-10-1                    13G                 Page 1 of 8 Pages

(1)  Name of Reporting Person.

     LB/HRC Bond Investors LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          448,000(1)

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     448,000(1)

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              448,000(1)

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  2.5%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

-------------------------------
(1) This represents $1,008,000 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

CUSIP No.  028913-10-1                    13G                 Page 2 of 8 Pages

(1)  Name of Reporting Person.

     LB/HRC Bond Investors II LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          1,157,973(1)

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     1,157,973(1)

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,157,973(1)

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  6.3%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

-------------------------------
(1) This represents $2,605,440 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

CUSIP No.  028913-10-1                    13G                 Page 3 of 8 Pages

(1)  Name of Reporting Person.

     LB Bond Investors LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          448,000(1)

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     448,000(1)

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              448,000(1)

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  2.5%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

-------------------------------
(1) This represents $1,008,000 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

CUSIP No.  028913-10-1                    13G                 Page 4 of 8 Pages

(1)  Name of Reporting Person.

     LB Bond Investors II LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          1,157,973(1)

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     1,157,973(1)

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,157,973(1)

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  6.3%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

-------------------------------
(1) This represents $2,605,440 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

CUSIP No.  028913-10-1                    13G                 Page 5 of 8 Pages

(1)  Name of Reporting Person.

     PAMI LLC
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          1,605,973(1)

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     1,605,973(1)

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,605,973(1)

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  8.5%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   OO
                                    --

-------------------------------
(1) This represents $3,613,440 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

CUSIP No.  028913-10-1                    13G                 Page 6 of 8 Pages

(1)  Name of Reporting Person.

     Property Asset Management Inc.
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          1,605,973(1)

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     1,605,973(1)

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,605,973(1)

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  8.5%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   CO
                                    --

-------------------------------
(1) This represents $3,613,440 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

CUSIP No.  028913-10-1                    13G                 Page 7 of 8 Pages

(1)  Name of Reporting Person.

     Lehman ALI Inc.
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          1,605,973(1)

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     1,605,973(1)

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,605,973(1)

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  8.5%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   CO
                                    --

-------------------------------
(1) This represents $3,613,440 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

CUSIP No.  028913-10-1                    13G                 Page 8 of 8 Pages

(1)  Name of Reporting Person.

     Lehman Brothers Holdings Inc.
     --------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) /X/

-------------------------------------------------------------------------------

(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

                         (5) Sole Voting Power          1,605,973(1)

Number of Shares         ------------------------------------------------------
Beneficially             (6) Shared Voting Power        -0-
Owned by Each
Reporting                ------------------------------------------------------
Person With              (7) Sole Dispositive Power     1,605,973(1)

                         ------------------------------------------------------
                         (8) Shared Dispositive Power   -0-

-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,605,973(1)

-------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                              /  /

-------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)  8.5%


-------------------------------------------------------------------------------
(12)     Type of Reporting Person   CO
                                    --

-------------------------------
(1) This represents $3,613,440 worth of 10% Series B Convertible Senior Subordinated Notes due April 1, 2008 with a conversion price of $2.25 per share.

Background
----------

This statement on Schedule 13G/A amends the statement on Schedule 13G filed by the reporting persons on January 22, 2001 (the "Original 13G"), the amended Schedule 13G filed by the reporting persons on February 8, 2002 (the "13G/A No. 1") and the amended Schedule 13G filed by the reporting persons on February 12, 2002 (the "13G/A No. 2").

During 2000, (i) LB/HRC Bond Investors LLC, a joint venture between HRC Bond Investors LLC (an Oregon limited liability company) ("HRC Bond Investors LLC") and LB Bond Investors LLC, and (ii) LB/HRC Bond Investors II LLC, a joint venture between HRC Bond Investors LLC and LB Bond Investors II LLC, purchased 5 3/4% convertible subordinated debentures due 2002 of the issuer, American Retirement Corporation (the "ACR Bonds").

The Filing Persons disclaim the existence of a group pursuant to Rule 13d-5 with HRC Bond Investors LLC, and any or all of its members or affiliates including: Columbia Pacific Growth Fund Y2K, Limited Partnership, a Washington limited partnership, Daniel R. Baty, William E. Colson, Norman
L. Brenden, Patrick F. Kennedy, Thilo D. Best and Holiday Retirement Corp., an Oregon corporation (collectively, with HRC Bond Investors LLC, the "HRC Investors").

On January 11, 2001 Holiday Retirement Corp. purchased shares of Common Stock of the Issuer that would, if the HRC Investors and the Filing Persons were deemed to be a group, result in the deemed beneficial ownership by such group of more than 5% of the Common Stock of the Issuer.

On January 30, 2001, LB/HRC Bond Investors II LLC purchased an additional $2,660,000 of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share, convertible into 110,833 shares of the Issuer's Common Stock.

During 2001, Lehman Brothers Inc. sold all the 5 3/4% convertible subordinated debentures due 2002 of which it reported beneficial ownership on the Original 13G. As a result, the Filing Persons have determined that Lehman Brothers Inc., a Filing Person with respect to the Original 13G is no longer a beneficial owner of securities of the Issuer and is not, and would not be deemed to be, a member of the group identified in the Original 13G pursuant to Rule 13d-5.

On September 26, 2002, following the tender offer by the Filing Persons of all of their 5 3/4% convertible subordinated debentures due 2002 in an exchange offer completed by the Issuer on such date, such securities were exchanged for a combination of the Issuer's 5 3/4% Series A Senior Subordinate Notes Due 2002, which have since been repaid in full, and the Issuer's 10% Series B Convertible Senior Subordinated Notes Due 2008 (the "Series B Notes"). The Series B Notes are convertible into shares of the Issuer's Common Stock at a conversion price of $2.25 per share.

LB/HRC Bond Investors LLC is the actual owner of $1,008,000 worth of Series B Notes and LB/HRC Bond Investors II, LLC is the actual owner of $2,605,440 worth of Series B Notes. Under the rules and regulations of the Securities and Exchange Commission, LB Bond Investors LLC may be deemed to be the beneficial owner of the $1,008,000 worth of Series B Notes actually owned by LB/HRC Bond Investors LLC, LB Bond Investors II LLC may be deemed to be the beneficial owner of the $2,605,440 worth of Series B Notes actually owned by LB/HRC Bond Investors II LLC and PAMI LLC, Property Asset Management Inc., Lehman ALI Inc. and Lehman Brothers Holdings Inc. may be deemed to be the beneficial owner of the $3,613,440 worth of Series B Notes actually owned collectively by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II, LLC.

The information in this filing with respect to the HRC Investors is, to the best of the Filing Persons' knowledge, accurate as of December 31, 2002. On January 23, 2001, the HRC Investors filed a Schedule 13G with respect to their ownership of securities of the Issuer and reference is made to the more detailed information contained therein, and in any amendments to such Schedules that may be filed in the future.

Item 1.

(a)       NAME OF ISSUER: American Retirement Corporation

(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          111 Westwood Place, Suite 200

          Brentwood, TN   37027

Item 2.

(a, b, c) NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP OF
          PERSONS FILING (the "Filing Persons"):

          The principal place of business of all of the filing persons is: c/o Lehman Brothers Holdings Inc., 745 Seventh Avenue, New York, New York 10019:

          (i) LB/HRC Bond Investors LLC, a Delaware limited liability company.

          (ii) LB/HRC Bond Investors II LLC, a Delaware limited liability company.

          (iii) LB Bond Investors I LLC, a Delaware limited liability company.

          (iv) LB Bond Investors II LLC, a Delaware limited liability company.

          (v)    PAMI LLC, a Delaware limited liability company.

          (vi)   Property Asset Management Inc., a Delaware corporation.

          (vii)  Lehman ALI Inc., a Delaware corporation.

          (viii) Lehman Brothers Holdings Inc., a Delaware corporation.

(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share ("Common Stock")

(e)       CUSIP NUMBER: 028913-10-1

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

Item 4.   OWNERSHIP:

          See responses to Items 5, 6, 7, 8, 9, and 11 of the Cover Pages. Note that shares of the Issuer's Common Stock are obtainable upon conversion of convertible bonds held by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          See Exhibit A.

Item 9.   NOTICES OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10.  CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003

                                   LB/HRC Bond Investors LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   LB/HRC Bond Investors II LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory

                                   LB Bond Investors LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   LB Bond Investors II LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory

                                   PAMI LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   Property Asset Management Inc.


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   Lehman ALI Inc.


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   Lehman Brothers Holdings Inc.


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Vice President

                                 Exhibit A

                   IDENTIFICATION OF MEMBERS OF THE GROUP

LB/HRC Bond Investors LLC
LB/HRC Bond Investors II LLC
LB Bond Investors LLC
LB Bond Investors II LLC
PAMI, LLC
Property Asset Management Inc.
Lehman ALI Inc.
Lehman Brothers Holding Inc.
HRC Bond Investors LLC
Columbia Pacific Growth Fund Y2K, Limited Partnership, a
  Washington limited partnership
Daniel R. Baty, a U.S. citizen
William E. Colson, a U.S. citizen
Norman L. Brenden, a U.S. citizen
Patrick F. Kennedy, a U.S. citizen
Thilo D. Best, a U.S. citizen
Holiday Retirement Corp., an Oregon corporation

The above entities (the "Entities") may be deemed to be a group pursuant to Rule 13d-5, although such status as a group is disclaimed by the Filing Persons.

LB Bond Investors LLC has a 90% membership interest in LB/HRC Bond Investors LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

LB Bond Investors II LLC has a 90% membership interest in LB/HRC Bond Investors II LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

Both LB Bond Investors LLC and LB Bond Investors II LLC are wholly owned by PAMI LLC.

PAMI LLC is wholly owned by Property Asset Management Inc.; Property Asset Management Inc. is 99.75% owned by Lehman ALI Inc., and Lehman ALI Inc. is wholly owned by Lehman Brothers Holdings Inc., a publicly held corporation.

Lehman Brothers Inc., which had been identified in the Original 13G as an entity that may be deemed to be a member of the group, has been determined by the Filing Persons not to be a beneficial owner of shares of Common Stock of the Issuer, and not to be a member of any deemed group.

To the best of the Filing Persons' knowledge, the control of HRC Bond Investors LLC is as follows: HRC Bond Investors LLC is managed by William
E. Colson who has the exclusive right to make all investment decisions on its behalf. The membership interests in HRC Bond Investors LLC are held as follows: Columbia Pacific Growth Fund Y2K, Limited Partnership (50%); William E. Colson (5%); Norman L. Brenden (5%); Patrick F. Kennedy (2.5%); Thilo D. Best (4%); and Holiday Retirement Corp. (33.5%). More detail regarding the HRC Investors can be found in a Schedule 13G filing by such persons made on January 23, 2001, and in any subsequent amendments filed by such persons.

To the best of the Filing Persons' knowledge, in addition to any beneficial ownership interest that the HRC Investors, or any of them, may have in the ACR Bonds (and the shares of Common Stock obtainable upon conversion thereof) owned of record by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC, the members of the HRC Investors are beneficial owners of shares of Common Stock of the Issuer as follows: Daniel R. Baty, 1000 shares; William E. Colson, 214,500 shares, and Holiday Retirement Corp., 271,100 shares. More detail as to ownership of securities of the Issuer by the HRC Investors can be found in a Schedule 13G filing by such persons made on January 23, 2001, and in any subsequent amendments filed by such persons.

In the event that the Entities were deemed to be a group pursuant to Rule 13d-5 (such status is disclaimed by the Filing Persons), upon conversion of all of the ACR Bonds held by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC, the Entities would collectively own 2,092,573 shares of Common Stock, constituting 11.1% of the Common Stock.

                     EXHIBIT B - JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13G/A filed herewith (and any amendments thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  February 14, 2003


                                   LB/HRC Bond Investors LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   LB/HRC Bond Investors II LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory

                                   LB Bond Investors LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   LB Bond Investors II LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory

                                   PAMI LLC


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   Property Asset Management Inc.


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   Lehman ALI Inc.


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Authorized Signatory


                                   Lehman Brothers Holdings Inc.


                                   By:  /s/ Barrett DiPaolo
                                        -------------------------------------
                                        Name:    Barrett DiPaolo
                                        Title:   Vice President